UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 23, 2025

VIA E-MAIL

Bibb L. Strench, Esq.
Thompson Hine LLP
1919 M Street, N.W., Suite 700
Washington, D.C. 20036

Re: FIS Trust
File Nos. 333-288251 and 811-24099

Dear Mr. Strench:

On June 23, FIS Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") to offer shares of FIS Bright Portfolios Focused Equity ETF and FIS Christian Stock Fund (each a "Fund" and together, the "Funds"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not defined herein have the meaning given to them in the Registration Statement, and references to Items are to Form N-1A. Comments are applicable to both Funds unless otherwise stated.

General

1. We note that portions of the registration statement are incomplete (*e.g.*, portfolio turnover, performance, name of the sub-adviser for the FIS Christian Stock Fund, names of the Trustees). Please ensure that all information is completed and that the auditor's consent and references to the auditor are provided in an amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application (including, as referenced in the registration statement, a potential application for an exemptive order that permits the Adviser, with the Board's approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval), or no-action request in connection with the registration statement.

3. Please confirm whether the Funds will file a registration statement on Form N-14 related to the planned reorganization, pursuant to which each Fund will acquire all of the assets and liabilities of its Predecessor Fund. Please confirm supplementally that the registration statement will not be sold on until after the reorganization is consummated.

Summary Prospectus

Fund Fees and Expenses

4. Please delete the discussion in footnote 1 of the Predecessor Fund's financial highlights. *See* General Instruction C.3(b).

Example

5. Please add "hold or" before "redeem" in the first sentence of the second paragraph. *See* Item 3.

6. Please add the headings "year" and "expenses" to the expense table for the FIS Bright Portfolios Focused Equity ETF. *See* Item 3.

Principal Investment Strategies

7. For the Christian Stock Fund, please clarify in the disclosure how the Fund utilizes the Benchmark in constructing the portfolio, as per the following sentence: "The portfolio is constructed with considerations relative to the sector and regional weights of the Benchmark to ensure broad diversification."

8. For the Christian Stock Fund, please provide more clarity in the disclosure about the Christian values filter referenced in the Fund's 80% policy. For example, please describe the criteria the Adviser uses in its fundamental due diligence process, and the third party tools that it uses as part of this filter. We note, for example, that the Focused Equity Fund, uses the Bright Score methodology. Please also clarify in the disclosure that the Christian values overlay described in the fourth paragraph from the bottom, is the same as the Christian values filter referenced in the Fund's 80% policy.

Principal Risks

9. We note that both Funds disclose an active and frequent trading strategy, but only the Christian Stock Fund discloses portfolio turnover as a principal risk. Please add such principal risk disclosure to the FIS Bright Portfolios Focused Equity ETF.

10. Please remove the Short Position Risk disclosure as the Funds do not disclose a principal strategy involving the use of short sales. Alternatively, please add short selling to the principal investment strategies section of each prospectus.

11. For the FIS Bright Portfolios Focused Equity ETF, please consider grouping the ETF risks as sub-bullets under the principal risk heading of ETF Risk, as in FIS Christian Stock Fund. Please also ensure that the principal ETF risks for the FIS Bright Portfolios Focused Equity ETF include the following, in addition to the ETF risks already included:

    - That the Fund's market price may deviate from the value of the Fund's underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund's NAV.

- Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the Fund's shares and the underlying value of those shares.
- That, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF's shares and the underlying value of those shares.
- Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

12. For the Christian Stock Fund, please disclose that where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares.

Management

13. With regard to the FIS Bright Portfolios Focused Equity ETF, please clarify the commencement date of the Predecessor Fund. With regard to the FIS Christian Stock Fund, please state the length of service of each portfolio manager (*i.e.*, provide the inception date of the Predecessor Fund). *See* Item 5(b).

Statutory prospectus

Other Risks

14. For the Christian Stock Fund, please delete "Authorized Participant Concentration Risk" to the extent it is duplicative of the Fund's principal "Authorized Participant Risk."

15. We note that "Cybersecurity and Disaster Recovery" is a principal risk for the FIS Bright Portfolios Focused Equity ETF, but an "Other Risk" for the Christian Stock Fund. Please make conforming changes or explain supplementally why the Funds are different.

Fund Management

16. The staff notes that the Funds will operate under a unitary fee structure. Please confirm in correspondence whether the Adviser is current on all payments to service providers. Please supplementally explain if agreements with service providers stipulate payment from the Funds.

Financial Highlights

17. Please include the financial highlights of the Predecessor Funds. *See* Item 13.

More Information About the Fund

18. For the Christian Stock Fund, we note the statement that "the Fund has the ability to raise up to 50% in cash if the market outlook warrants." Please conform this disclosure to the Fund's disclosure in response to Item 4 that describes with more specificity when the Sub-Adviser can raise up to 50% in cash or cash equivalents.

Statement of Additional Information

Cover Page

19. For the FIS Bright Portfolios Focused Equity ETF, please correct the errant reference to Christian Stock Fund's prospectus and other documents. Similarly, under "Interested Trustees," please correct the references to the "Fund and" FIS Bright Portfolios Focused Equity ETF in the "**" footnote to the table.

Investment Restrictions and Policies

20. Please disclose as a fundamental policy each Fund's diversified status, and disclose that the Fund's diversified status may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities as defined under the 1940 Act.

Management and Other Service Providers

21. Given that FIS Bright Portfolios Focused Equity ETF's Predecessor Fund's registration statement became effective in 2024, please delete references to time periods before the Predecessor Fund's inception, such as advisory fees paid by the Predecessor Fund for 2022 and 2023.

Taxes

22. The second paragraph under "Taxation of the Fund" for the Christian Stock Fund references the Fund's "replication or… sampling strategy." Please delete these references, given that the Fund is not an index fund, or supplementally explain how they are applicable.

23. We note that the last sentence of "Investments in Securities of Uncertain Tax Character" for the Christian Stock Fund is different from the FIS Bright Portfolios Focused Equity ETF disclosure (*i.e.*, the bold disclosure is only included in the latter: "To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income **recognized by the fund, requiring the fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Code**"). Please supplementally explain the difference or align the disclosures.

Financial Statements

24. As required by the FAST Act Modernization and Simplification of Regulation S-K (Release No. 33-10618 (March 20, 2019)), please include hyperlinks to the financial

statements and any other information incorporated by reference into the registration statement as required by Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act.

Part C: Other Information

Item 28: Exhibits

25. Please file finalized exhibits once they are available, and add auditor consents for the financial statements of the Predecessor Funds.

* * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Funds and their underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-8645.

Sincerely,

/s/ Emily Rowland

Emily Rowland
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Elizabeth Bentzinger, Senior Special Counsel
Melissa McDonough, Accounting Branch Chief
Lauren Hamilton, Accounting Reviewer